SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2011
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Exhibit 99.1	Shinhan Financial Group FY2010 Operating Results
Exhibit 99.2	Shinhan Bank and Shinhan Card resolved to pay cash dividends to Shinhan Financial Group
Exhibit 99.3	Shinhan Financial Group resolved to pay cash dividend

Exhibit 99.1
Shinhan Financial Group FY2010 Operating Results
     On February 8, 2011, Shinhan Financial Group released FY2010 business results. The below are the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).
     The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be audited by our independent auditor. As figures provided have not yet been fully audited by external auditors, contents are subject to change in the due course of the auditing process.
1. Operating Results of Shinhan Financial Group (consolidated)
(KRW million)

	FY2010	FY2009	Change (in %)
Operating Revenue	33,651,131	51,171,902	-34.2%
Operating Income	3,235,168	2,097,907	54.2%
Continuing Operations Income Before Income Tax	3,088,750	1,979,475	56.0%
Net Income	2,383,935	1,305,311	82.6%

	4Q 2010	3Q 2010	Change (in %)	4Q 2009	Change (in %)
Operating Revenue	7,892,317	7,854,874	0.5%	8,193,718	-3.7%
Operating Income	476,073	889,255	-46.5%	492,816	-3.4%
Continuing Operations Income Before Income Tax	322,463	912,348	-64.7%	404,812	-20.3%
Net Income	364,358	651,985	-44.1%	256,211	42.2%

2. Operating Results of Shinhan Bank (non-consolidated)
(KRW million)

	FY2010	FY2009	Change (in %)
Operating Revenue	22,969,678	41,466,693	-44.6%
Operating Income	2,255,624	1,232,789	83.0%
Continuing Operations Income Before Income Tax	2,092,082	1,066,208	96.2%
Net Income	1,648,389	748,664	120.2%

	4Q 2010	3Q 2010	Change (in %)	4Q 2009	Change (in %)
Operating Revenue	4,867,213	5,196,435	-6.3%	5,605,518	-13.2%
Operating Income	429,829	604,371	-28.9%	372,588	15.4%
Continuing Operations Income Before Income Tax	252,626	627,831	-59.8%	256,581	-1.5%
Net Income	193,659	485,923	-60.1%	184,100	5.2%
3. Operating Results of Shinhan Card (non-consolidated)
(KRW million)

	FY2010	FY2009	Change (in %)
Operating Revenue	4,060,077	3,693,714	9.9
Operating Income	1,188,371	1,114,798	6.6
Continuing Operations Income Before Income Tax	1,180,053	1,100,554	7.2
Net Income	1,107,029	856,755	29.2

	4Q 2010	3Q 2010	Change (in %)	4Q 2009	Change (in %)
Operating Revenue	1,044,616	1,077,529	-3.1	962,389	8.5
Operating Income	248,874	271,975	-8.5	321,192	-22.5
Continuing Operations Income Before Income Tax	220,779	283,607	-22.2	306,276	-27.9
Net Income	367,930	213,132	72.6	242,173	51.9

Exhibit 99.2 Shinhan Bank and Shinhan Card resolved to pay cash dividends to Shinhan Financial Group
On February 7, 2011, Board of Directors of Shinhan Bank, wholly-owned bank subsidiary of Shinhan Financial Group (“SFG”), resolved to up-stream cash dividend of KRW 478 billion or KRW 301 per common share for the fiscal year of 2010, subject to the shareholders’ approval on March 22, 2011.
On the same date, Board of Directors of Shinhan Card, wholly-owned credit card subsidiary of Shinhan Financial Group (“SFG”), resolved to up-stream cash dividend of KRW 600 billion or KRW 4,786 per common share for the fiscal year of 2010, subject to their shareholders’ approval on March 22, 2011.
Since SFG wholly owns Shinhan Bank and Shinhan Card, SFG will be receiving the total dividend amounts.

Exhibit 99.3 Shinhan Financial Group resolved to pay cash dividend
On February 8, 2010, the Board of Directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2010, subject to the shareholders’ approval.
Total Dividend Amount:
     1) Dividend Amount for Common Stocks: KRW 355,649,690,250
     (KRW 750 per share, 15% of par value and 1.45% of market price of Common Stock)
     2) Dividend Amount for Preferred Stocks: KRW 230,586,269,095
     3) Total Dividend Amount: KRW 586,235,959,345
· The dividend payment must be approved by the Annual General shareholders’ Meeting (“AGM”) and the details may change during the general shareholders’ meeting.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By /s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer

Date : February 8, 2011